Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 333-257912

Ahead of NASDAQ listing, Aurora CEO Chris Urmson and Aurora investor and board member Reid Hoffman to host company’s first-ever Reddit ‘Ask Me Anything’

(Mountain View, CA)—Following its recent Aurora Illuminated Investor & Analyst Days, the self-driving company Aurora continues to share more about its cutting-edge technology and business model as Aurora executives speak at events throughout the country. The company – which announced earlier this summer its plans to merge with the special purpose acquisition company (SPAC) Reinvent Technology Partners Y (NASDAQ: RTPY) – expects to be listed on Nasdaq with the ticker symbol AUR before the end of the year.

Reddit AMA with Chris Urmson and Reid Hoffman

On Monday, October 4 at 3:00pm PST, Chris Urmson, CEO and co-founder of Aurora, and Reid Hoffman, co-founder of LinkedIn and Aurora investor and board member, will virtually answer questions about developing, deploying, and commercializing self-driving technology for both trucks and passenger cars. This will be hosted on the /r/IAmA subreddit.

VP of Government Relations speaks at MOVE mobility conference

This week, Aurora’s Vice President of Government Relations, Gerardo Interiano, spoke at the MOVE America Conference, a leading mobility event held in Austin, Texas. He was interviewed by Reuters reporter, Joe White, about how the industry works with the government toward making driverless vehicles a safe, reliable, and accessible reality. The two discussed Aurora’s approach to safety, the relationship with best-in-class partners, and the company’s path to market.

VP of Safety lays out Aurora Safety Playbook at Governor’s Highway Safety Association (GHSA) 2021 Annual Meeting

Aurora’s Vice President of Safety, Nat Beuse, addressed influential road safety representatives including State Highway Safety Office directors, federal highway safety professionals, private sector highway safety partners, and law enforcement professionals at the GHSA 2021 Annual Meeting in Denver, Colorado.

He laid out Aurora’s Safety Playbook, including their industry-leading Safety Case Framework, their Safety Management System, and their Safety Advisory Board. He also shared Aurora’s efforts to transparently work with regulators, legislators, and the public by engaging with stakeholders at federal, state, and local levels of government and by joining automated vehicle safety coalitions like the Automated Vehicle Safety Consortium and Partners for Automated Vehicle Education.

Nat Beuse also spoke in an ITS America webinar titled “Reimagining America’s Transportation System and Outcomes through Automated Vehicle Technology.” Nat and the panel of experts addressed the ways that states, cities, AV developers, and infrastructure leaders are incorporating AV-forward policies into regulation, vehicle design, deployment, and infrastructure.

About Aurora

Founded in 2017 by experts in the self-driving industry, Aurora is on a mission to deliver the benefits of self-driving technology safely, quickly, and broadly. To move both people and goods, the company is building the Aurora Driver, a platform that brings together software, hardware and data services to autonomously operate passenger vehicles, light commercial vehicles, and heavy-duty trucks. Aurora is backed by Sequoia Capital, Baillie Gifford, funds and accounts advised by T. Rowe Price Associates, among others, and is partnered with industry leaders including Toyota, Uber, Volvo, and PACCAR. Aurora tests its vehicles in the Bay Area, Pittsburgh, and Dallas. The company has offices in those areas as well as in Bozeman, MT; Seattle, WA; Louisville, CO; and Wixom, MI. To learn more, visit www.aurora.tech.

Aurora Fact Sheet

Aurora Press Kit

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This press release and the Reddit AMA relates to a proposed transaction between RTPY and Aurora. Neither this press release nor the Reddit AMA is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a preliminary prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTPY shareholders. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to c/o Reinvent Capital, 215 Park Avenue, Floor 11 New York, NY.

Participants in Solicitation

RTPY and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPY’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPY and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Contacts

Khobi Brooklyn

press@aurora.tech

(415) 699-3657